FELAFEL CORP.
27 BEIT HILLEL STREET, APARTMENT 18
TEL AVIV, ISRAEL

May 4, 2011

Filed Via Edgar

Ms. Lauren Nguyen
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3561
Washington, D.C. 20549-3561

RE:           Felafel Corp.
Amendment No. 3
Form S-1
Filed April 18, 2011
File No. 333-171277

Dear Ms. Nguyen:

This letter is in response to your letter dated May 2, 2011. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

Selling Stockholders, page 28

1.
The number of shares for each person in the table should include all shares beneficially owned. If any selling stockholders are beneficial holders of shares held by family members, please revise to include those beneficially owned shares in the person’s total in the table. Footnotes may be helpful to explain shares counted more than once in the table.

We have revised the table to address the Commission’s comment.

Exhibit 5.1

2.
We note the reference in the first paragraph to the Form S-1 filed “on April 18, 2011.” The opinion appears to be limited to the April 18, 2011 amendment. As such, if you file an amended Form S-1 please also file a revised opinion.

We are filing an updated legal opinion together with the registration statement.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Idan Karako
/s/

President, Chief Executive Officer, Treasurer and Director
Felafel Corp.